Form 51-102F3

Material Change Report

1.

Name and Address of Company

KOKOMO ENTERPRISES INC.

Suite 1000, 1177 West Hastings St.

Vancouver, British Columbia  V6E 2K3

(the “Company” or “Kokomo”)

2.

Date of Material Change

August 16, 2010

3.

News Release

News release was issued on August 16, 2010 and disseminated via Vancouver Stockwatch and Bay Street News (Market News Publishing) and filed on SEDAR pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

On August 16, 2010, the Company announced the final closing of the non-brokered private placement financing which was announced on March 3, 2010.  In aggregate, a total of 4,500,000 Units of the Company were issued for total proceeds to the Company of $270,000.

5.

Full Description of Material Change

Vancouver, BC, August 16, 2010.  Kokomo Enterprises Inc. (the “Company” or “Kokomo”).  Further to the Company’s News Release dated March 3, 2010, the Company announces the final closing of the non-brokered private placement financing.  In aggregate, a total of 4,500,000 Units of the Company were issued for total proceeds to the Company of $270,000.  Each Unit consists of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company.  Each warrant shall be exercisable at the price of $0.10 per common share for a period of two years from Closing.  All shares issued are subject to a four-month and a day hold period from Closing.

For more information on the Company, please contact us at (604) 681-1519.  In addition, please visit the Company’s website at www.kokomoenterprises.ca or the CNSX’s website at the following direct link http://www.cnq.ca/Page.asp?PageID=2013&AA_RecordID=222.

On Behalf of the Board,

Kokomo Enterprises Inc.

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

The CNSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

MI 61-101 Disclosure

The following related company participated in the non-brokered private placement financing:

Name of Related/Interested Party or Associate	Value of Shares Purchased Cdn $	Number of Shares Purchased	Percentage of Common Shares of the Company owned prior to the transaction	Percentage of Common Shares of the Company owned after the transaction
Kalpakian Bros of B.C. Ltd. (a private company equally owned and controlled by the President and Vice President of the Company)	$195,000	3,250,000	23.96%	40.66%

6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Bedo H. Kalpakian, President of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-1519 ext. 6106.

9.

 Date of Report

This report is dated the 24th day of August, 2010.